44 Montgomery Street, Suite 2400 San Francisco, CA 94104 Telephone: 415-318-8810 www.lockelord.com Daniel B. Eng Direct Telephone: 415-318-8803 Direct Fax: 916-720-0317 deng@lockelord.com

October 27, 2011

Via EDGAR

John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC  20549

Re:	Sooner Holdings, Inc.
Form 10-Q/A for Quarterly Period Ended March 31, 2011
Filed October 11, 2011
Form 10-Q/A for Quarterly Period Ended June 30, 2011
Filed October 11, 2011
File No. 000-18344

Dear Mr. Reynolds:

On behalf of our client Sooner Holdings, Inc. (the “Company”), we hereby respond to the Staff’s comment letter of October 18, 2011, issued in connection with the Company’s above referenced reports.

The following responses are numbered to correspond to the questions set forth in the Staff’s comment letter.  For your convenience, the Staff’s comments are indicated in italics followed by our response.

Forms 10-Q for Quarters Ended March 31, 2011 and June 30, 2011

Item 4. Controls and Procedures

1.  We note that you have restated your financial statements to correct your earnings per share calculation, but you have concluded that your disclosure controls and procedures were effective. Please tell us how this restatement affected your conclusion that disclosure controls and procedures were effective or amend your Form 10-Q’s to disclose your revised conclusion on the effectiveness of your disclosure controls and procedures.

John Reynolds
Securities and Exchange Commission
October 27, 2011

Response:

The Company has revised the disclosure to clearly indicate that the Company’s disclosure controls and procedures were not effective at the respective dates indicated in the Form 10-Qs.

Exhibits 31.1 and 31.2

2. We note you have omitted paragraph 4(d) as defined in Item 601(31) of Regulation S-K Please revise your Section 302 certifications accordingly.

Response.  Exhibits 31.1 and 31.2 have be revised and re-filed to include paragraph 4(d) of Item 601(31) of Regulation S-K.

We believe the foregoing addresses all of the Staff’s comments set forth in its Comment Letter dated October 18, 2011.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Daniel B. Eng

Daniel B. Eng

John Reynolds
Securities and Exchange Commission
October 27, 2011

ACKNOWLEDGEMENT

Sooner Holdings, Inc.  (the “Company”) hereby acknowledges the following:

1.           The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.           Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the United States Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

3.           The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Dated: October 24, 2011	Sooner Holdings, Inc.

	By:	/s/ Huang Jin Bei
Huang Jin Bei, Chief Financial Officer